SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*



                            ESC Medical Systems Ltd.
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 29, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


                                  Page 1 of 34 Pages

     This Amendment No. 10 (the "Amendment") amends and supplements the Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1, filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999, Amendment No. 3 filed on March 26, 1999, Amendment No. 4 filed on April 15, 1999, Amendment No. 5 filed on April 20, 1999, Amendment No. 6 filed on May 11, 1999, Amendment No. 7 filed on May 13, 1999, Amendment No. 8 filed on May 21, 1999 and Amendment No. 9 filed on June 2, 1999 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), TRI's indirect subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Genger and said corporations, all of which are directly or indirectly controlled by Genger, being collectively called the "TRI Entities"), and Mr. Thomas G. Hardy ("Hardy"; Hardy and the TRI Entities being collectively called the "Reporting Persons") with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). The Reporting Persons are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     On May 25, 1999, Messrs. Genger and Bernard J. Gottstein ("Gottstein") and the Company agreed that the extraordinary general meeting to be held on June 2, 1999, and the annual meeting of shareholders of the Company to be held on July 15, 1999, would be combined into one meeting to be held on June 23, 1999. In anticipation of the June 23, 1999 meeting, on or about May 29, 1999, Messrs. Genger and Gottstein began mailing their proxy solicitation materials to all shareholders of the Company. Copies of the proxy solicitation materials are attached hereto as Exhibit 26, Exhibit 27, Exhibit 28 and Exhibit 29. Messrs. Genger and Gottstein understand that the Board of Directors of the Company has set June 9, 1999 as the record date for the June 23 meeting.

     Other than as described above and as previously described in the Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.


                                  Page 2 of 34 Pages

Item 7.   Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

     Exhibit 26: Open Letter to the Shareholders of the Company, dated May 28, 1999, from Messrs. Genger and Gottstein

     Exhibit 27: Notice of Combined Extraordinary General Meeting and Annual General Meeting to be held on June 23, 1999

     Exhibit 28:    Form of Proxy

     Exhibit 29:    Proxy Statement


                                  Page 3 of 34 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 1999

                               /s/  Arie Genger
                               ------------------------------------------------
                                    Arie Genger


                               TPR INVESTMENT ASSOCIATES, INC.


                               By:  /s/ Arie Genger
                                   --------------------------------------------
                                        Arie Genger, President


                               TRANS-RESOURCES, INC.


                               By:  /s/ Arie Genger
                                    -------------------------------------------
                                        Arie Genger, Chairman of the Board


                               HAIFA CHEMICALS HOLDINGS LTD.(1)


                               By:  /s/ Arie Genger
                                    -------------------------------------------
                                    Arie Genger

                               /s/  Thomas G. Hardy
                               ------------------------------------------------
                                    Thomas G. Hardy

----------
(1) Pursuant to power of attorney


                                  Page 4 of 34 Pages

                                  EXHIBIT INDEX


  Exhibit
  Number                            Title                                 Page
  ------                            -----                                 ----

    26              Open Letter to the Shareholders of the                 6
                    Company, dated May 28, 1999, from
                    Messrs. Genger and Gottstein
    27              Notice of Combined Extraordinary General               13
                    Meeting and Annual General Meeting to be
                    held on June 23, 1999
    28              Form of Proxy                                          17
    29              Proxy Statement                                        21


                                  Page 5 of 34 Pages